STATEMENT OF INVESTMENTS

Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.

February 29, 2008 (Unaudited)

Long-Term Municipal Investments--98.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California--91.3%				
ABAG Finance Authority for Nonprofit Corporations, COP (Episcopal Homes Foundation)	5.25	7/1/10	3,500,000	3,546,725
ABAG Finance Authority for Nonprofit Corporations, Insured Revenue (Sansum-Santa Barbara Medical Foundation Clinic)	5.50	4/1/21	3,500,000	3,522,435
ABAG Finance Authority for Nonprofit Corporations, Revenue (San Diego Hospital Association)	5.38	3/1/21	4,000,000	3,905,000
Alameda Corridor Transportation Authority, Revenue (Insured; MBIA)	5.13	10/1/16	2,000,000	2,065,520
Alameda County, COP (Insured; MBIA)	5.38	12/1/13	4,500,000	4,789,890
Alameda County, COP (Insured; MBIA)	5.38	12/1/14	5,500,000	5,830,660
California, Economic Recovery Bonds	5.00	7/1/16	13,000,000	13,546,390
California, GO	5.25	2/1/12	90,000 [a]	96,809
California, GO	5.00	8/1/22	2,000,000	1,943,880
California, GO	5.25	2/1/30	25,610,000	24,798,931
California, GO (Various Purpose)	6.13	10/1/11	2,875,000	3,146,659
California, GO (Various Purpose)	5.00	12/1/21	10,000,000	9,863,300
California, GO (Various Purpose)	5.50	4/1/28	20,000	20,009
California Department of Veteran Affairs, Home Purchase Revenue	4.50	12/1/23	10,000,000	8,668,300
California Department of Veteran Affairs, Home Purchase Revenue	5.20	12/1/28	5,680,000	5,504,318
California Department of Water Resources, Power Supply Revenue	5.88	5/1/12	10,000,000 [a]	11,123,300
California Department of Water Resources, Water System Revenue (Central Valley Project)	5.50	12/1/11	225,000 [a]	243,868
California Department of Water				

Resources, Water System Revenue (Central Valley Project)	5.50	12/1/15	1,275,000	1,367,794
California Department of Water Resources, Water System Revenue (Central Valley Project) (Insured; MBIA)	5.00	12/1/23	10,000,000	9,999,200
California Educational Facilities Authority, Revenue (Claremont McKenna College)	5.00	1/1/38	15,980,000	15,149,679
California Educational Facilities Authority, Revenue (Pooled College and University Projects)	5.63	7/1/08	810,000 [a]	826,014
California Educational Facilities Authority, Revenue (Pooled College and University Projects)	5.63	7/1/23	465,000	428,577
California Educational Facilities Authority, Revenue (University of Southern California)	4.50	10/1/33	55,000,000	48,334,550
California Health Facilities Financing Authority, Health Facility Revenue (Adventist Health System/West)	5.00	3/1/17	870,000	870,757
California Health Facilities Financing Authority, Health Facility Revenue (Adventist Health System/West)	5.00	3/1/18	1,000,000	989,920
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.13	12/1/09	30,695,000 [a]	32,724,860
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	6.25	12/1/09	9,460,000 [a]	10,105,740
California Health Facilities Financing Authority, Revenue (Cedars-Sinai Medical Center)	5.00	11/15/19	2,000,000	1,986,720
California Health Facilities Financing Authority, Revenue (Sutter Health)	6.25	8/15/35	7,965,000	8,408,969
California Health Facilities Financing Authority, Revenue (Sutter Health)	5.25	11/15/46	34,040,000	31,288,887
California Health Facilities Financing Authority, Revenue (Sutter Health) (Insured; MBIA)	5.35	7/15/09	240,000 [a]	250,601
California Health Facilities Financing Authority, Revenue (Sutter Health) (Insured; MBIA)	5.35	8/15/28	3,540,000	3,542,124
California Infrastructure and Economic Development Bank, Bay				

Area Toll Bridges Seismic Retrofit Revenue (First Lien) (Insured; FSA)	5.25	7/1/13	2,000,000 a	2,177,640
California Infrastructure and Economic Development Bank, Revenue (Kaiser Hospital Assistance I-LLC)	5.55	8/1/31	21,900,000	21,490,908
California Infrastructure and Economic Development Bank, Revenue (Performing Arts Center of Los Angeles County)	5.00	12/1/27	1,000,000	942,430
California Infrastructure and Economic Development Bank, Revenue (The J. Paul Getty Trust)	4.00	12/1/11	2,770,000	2,783,601
California Municipal Finance Authority, COP (Community Hospitals of Central California Obligated Group)	5.25	2/1/27	6,750,000	6,006,690
California Municipal Finance Authority, COP (Community Hospitals of Central California Obligated Group)	5.25	2/1/37	20,610,000	17,315,285
California Pollution Control Financing Authority, PCR (Insured; MBIA)	5.90	6/1/14	48,330,000 b,c	54,408,706
California Pollution Control Financing Authority, PCR (San Diego Gas and Electric Company)	5.90	6/1/14	11,000,000 b,c	12,383,525
California Public Works Board, LR (Department of Corrections, California State Prison - Kern County at Delano II)	5.50	6/1/13	3,000,000	3,224,880
California Public Works Board, LR (Department of Corrections, Calipatria State Prison, Imperial County) (Insured; MBIA)	6.50	9/1/17	13,000,000	14,924,520
California Public Works Board, LR (Department of Health Services-Richmond Laboratory Project) (Insured; AMBAC)	5.00	11/1/21	10,910,000	10,503,275
California Public Works Board, LR (Department of Health Services-Richmond Laboratory, Phase III Office Building) (Insured; XLCA)	5.00	11/1/19	1,680,000	1,686,569
California Public Works Board, LR (Department of Health Services-Richmond Laboratory, Phase III Office Building) (Insured; XLCA)	5.00	11/1/20	1,275,000	1,264,647

California Public Works Board, LR (Department of Mental Health-Coalinga State Hospital)	5.50	6/1/18	2,500,000	2,631,050
California Public Works Board, LR (University of California Research Projects) (Insured; MBIA)	5.25	11/1/28	10,005,000	10,010,503
California Public Works Board, LR (Various University of California Projects)	5.50	6/1/14	5,000,000	5,393,350
California State University Trustees, Systemwide Revenue (Insured; MBIA)	5.00	11/1/26	10,485,000	10,164,998
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	3,500,000 [a]	3,914,575
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	2,500,000 [a]	2,796,125
California State University, Fresno Association Inc., Auxiliary Organization Event Center Revenue	6.00	7/1/12	5,250,000 [a]	5,871,862
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	2,780,000 [a]	3,028,282
California Statewide Communities Development Authority, COP (Catholic Healthcare West)	6.50	7/1/10	1,220,000 [a]	1,326,347
California Statewide Communities Development Authority, COP (The Internext Group)	5.38	4/1/30	20,000,000	18,050,600
California Statewide Communities Development Authority, Health Facility Revenue (Adventist Health System/West)	5.00	3/1/35	9,880,000	8,650,236
California Statewide Communities Development Authority, Revenue (Daughters of Charity Health System)	5.25	7/1/24	8,205,000	7,601,276
California Statewide Communities Development Authority, Revenue (Inland Regional Center Project)	5.25	12/1/27	9,000,000	8,238,600
California Statewide Communities Development Authority, Revenue (Kaiser Permanente)	5.50	11/1/32	13,500,000	13,082,715
California Statewide Communities Development Authority, Revenue (Saint Ignatius College				

Preparatory) (Insured; AMBAC)	5.00	6/1/32	5,635,000	5,399,344
California Statewide Communities Development Authority, Revenue (Sutter Health)	5.50	8/15/28	14,000,000	13,796,860
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.25	7/1/20	2,280,000	2,364,383
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.00	7/1/28	15,360,000	15,165,850
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.00	7/1/33	16,710,000	16,241,117
California Statewide Communities Development Authority, Revenue (The California Endowment)	5.00	7/1/36	14,355,000	13,848,556
Capistrano Unified School District, Community Facilities District Special Tax Number 98 (Ladera)	5.75	9/1/09	5,500,000 [a]	5,841,770
Capistrano Unified School District, School Facilities Improvement District Number 1 (Insured; FGIC)	6.00	8/1/24	2,075,000	2,173,853
Capistrano Unified School District, Community Facilities District Number 98-2, Special Tax Revenue (Insured; FGIC)	5.00	9/1/19	3,545,000	3,527,523
Carson Redevelopment Agency, Tax Allocation Revenue (Redevelopment Project Area Number 1) (Insured; MBIA)	5.50	10/1/13	1,000,000	1,075,720
Castaic Lake Water Agency, COP, Revenue (Water System Improvement Project) (Insured; AMBAC)	0.00	8/1/27	10,000,000	3,184,100
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group)	6.00	2/1/10	5,000,000 [a]	5,349,350
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group)	6.00	2/1/10	1,000,000 [a]	1,069,870
Central California Joint Powers Health Financing Authority, COP (Community Hospitals of Central California Obligated Group)	5.75	2/1/11	18,500,000 [a]	20,034,020
Chabot-Las Positas Community				

College District, GO (Insured; AMBAC)	0.00	8/1/22	3,000,000	1,318,560
Chabot-Las Positas Community College District, GO (Insured; AMBAC)	0.00	8/1/32	10,000,000	2,229,800
Chino Valley Unified School District, GO (Insured; MBIA)	5.25	8/1/30	10,000,000	9,973,400
Coast Community College District, GO (Insured; FSA)	0.00	8/1/29	15,565,000	10,914,022
Contra Costa County Public Finance Authority, Tax Allocation Revenue (Pleasant Hill BART, North Richmond, Bay Point, Oakley and Rodeo Redevelopment Projects Areas)	5.45	8/1/09	2,260,000 [a]	2,382,560
Contra Costa County Public Finance Authority, Tax Allocation Revenue (Pleasant Hill BART, North Richmond, Bay Point, Oakley and Rodeo Redevelopment Projects Areas)	5.45	8/1/28	395,000	381,767
Cucamonga County Water District, COP (Insured; FGIC)	5.25	9/1/25	5,555,000	5,523,559
Delano, COP (Delano Regional Medical Center)	5.25	1/1/18	13,500,000	13,036,410
Dublin Unified School District, GO (Insured; FSA)	5.00	8/1/29	13,430,000	13,135,749
Elsinore Valley Municipal Water District, COP (Insured; FGIC)	5.38	7/1/19	3,855,000	4,074,504
Escondido Reassessment District Number 98-1 (Rancho San Pasqual)	5.70	9/2/26	1,335,000	1,214,436
Fontana, Special Tax (Insured; MBIA)	5.25	9/1/17	10,000,000	10,296,200
Fontana Public Financing Authority, Tax Allocation Revenue (North Fontana Redevelopment Project) (Insured; AMBAC)	5.50	9/1/32	13,800,000	13,816,284
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	7.05	1/1/10	2,000,000	2,154,240
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue	5.75	1/15/40	1,745,000	1,646,896
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	5.25	1/15/12	4,550,000	4,698,876
Foothill/Eastern Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	5.13	1/15/19	2,000,000	2,000,860

Fremont Union High School District, GO (Insured; FGIC)	5.25	9/1/10	3,400,000 a	3,593,596
Fremont Union High School District, GO (Insured; FGIC)	5.25	9/1/10	4,000,000 a	4,227,760
Fremont Union High School District, GO (Insured; FGIC)	5.25	9/1/10	11,295,000 a	11,938,137
Fullerton Community Facilities District Number 1, Special Tax Revenue (Amerige Heights)	6.10	9/1/22	1,000,000	1,005,260
Fullerton Community Facilities District Number 1, Special Tax Revenue (Amerige Heights)	6.20	9/1/32	2,500,000	2,498,425
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds	5.50	6/1/13	5,000,000 a	5,393,750
Golden State Tobacco Securitization Corporation, Enhanced Tobacco Settlement Asset-Backed Bonds (Insured; FSA)	0/4.55	6/1/22	1,725,000 d	1,361,819
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	6.75	6/1/13	14,770,000 a	16,804,420
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds	5.75	6/1/47	34,725,000	31,039,636
Grossmont Union High School District, GO (Insured; FSA)	0.00	8/1/21	4,375,000	2,145,412
Grossmont Union High School District, GO (Insured; FSA)	0.00	8/1/22	4,605,000	2,117,517
Grossmont Union High School District, GO (Insured; FSA)	0.00	8/1/23	4,850,000	2,094,278
Grossmont Union High School District, GO (Insured; FSA)	0.00	8/1/26	3,265,000	1,151,108
Imperial Redevelopment Agency, Subordinate Tax Allocation Revenue (Imperial Redevelopment Project)	4.50	12/1/08	2,000,000 a	2,026,700
Kaweah Delta Health Care District, Revenue	6.00	8/1/12	9,000,000 a	10,152,900
La Quinta Financing Authority, Local Agency Revenue (Insured; AMBAC)	5.00	9/1/29	12,400,000	11,638,516
Lincoln, Community Facilities District Number 2003-1 Special Tax Bonds (Lincoln Crossing Project)	5.65	9/1/13	1,125,000 a	1,257,255
Long Beach Bond Finance Authority, Natural Gas Purchase Revenue	5.50	11/15/28	9,000,000	8,260,020

Long Beach Special Tax Community Facilities District Number 5 (Towne Center)	6.88	10/1/25	500,000	501,420
Los Angeles, Wastewater System Revenue (Insured; MBIA)	4.75	6/1/35	18,975,000	17,249,224
Los Angeles Community College District, GO (Insured; MBIA)	5.50	8/1/11	1,845,000 [a]	1,987,545
Los Angeles County Metropolitan Transportation Authority, Sales Tax Revenue (Insured; FGIC)	5.00	7/1/10	1,450,000 [a]	1,533,070
Los Angeles Department of Water and Power, Power System Revenue	5.00	7/1/30	10,000,000	9,685,500
Los Angeles Department of Water and Power, Water System Revenue (Insured: AMBAC)	5.00	7/1/32	5,000,000	4,795,850
Los Angeles Unified School District, GO (Insured; MBIA)	5.75	7/1/15	3,000,000	3,367,350
Los Angeles Unified School District, GO (Insured; MBIA)	5.75	7/1/17	8,385,000	9,383,402
Madera County, COP (Valley Children's Hospital) (Insured; MBIA)	6.50	3/15/09	3,370,000	3,499,307
Midpeninsula Regional Open Space District Financing Authority, Revenue (Insured; AMBAC)	0.00	9/1/15	2,825,000	2,102,111
Modesto Irrigation District, COP (Capital Improvements) (Insured; FSA)	5.25	7/1/16	1,370,000	1,454,351
Mount Diablo Unified School District, GO (Insured; MBIA)	5.00	6/1/27	4,670,000	4,431,596
Murrieta Valley Unified School District, GO (Insured; FGIC)	0.00	9/1/21	4,950,000	2,292,939
Natomas Unified School District, GO (Insured; MBIA)	5.95	9/1/21	2,500,000	2,700,525
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; AMBAC)	7.00	1/1/16	670,000 [a]	808,322
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; AMBAC)	7.50	7/1/21	375,000 [a]	471,311
Northern California Power Agency, Revenue (Hydroelectric Project Number 1) (Insured; MBIA)	6.30	7/1/18	26,400,000	30,224,040
Oakland Unified School District, GO (Insured; FGIC)	5.25	8/1/24	17,275,000	16,484,151
Orange County Community Facilities District (Ladera Ranch) Special Tax Number 03-1	5.25	8/15/19	1,100,000	1,080,937
Orange County Community Facilities District (Ladera Ranch)				

Special Tax Number 03-1	5.30	8/15/20	1,450,000	1,411,952
Orange County Community Facilities District (Ladera Ranch) Special Tax Number 04-1	4.88	8/15/21	2,355,000	2,175,078
Orange County Community Facilities District (Landera Ranch) Special Tax Number 1	6.25	8/15/08	1,600,000 [a]	1,627,792
Orange County Community Facilities District (Landera Ranch) Special Tax Number 1	6.00	8/15/10	3,000,000 [a]	3,249,150
Orange County Community Facilities District (Landera Ranch) Special Tax Number 3	5.60	8/15/28	3,250,000	3,058,900
Orange County Community Facilities District (Landera Ranch) Special Tax Number 3	5.63	8/15/34	6,000,000	5,572,320
Orange County Public Financing Authority, LR (Juvenile Justice Center Facility) (Insured; AMBAC)	5.38	6/1/19	6,150,000	6,342,618
Pomona, COP (General Fund Lease Financing) (Insured; AMBAC)	5.50	6/1/28	1,000,000	999,180
Pomona Redevelopment Agency, Tax Allocation Revenue (West Holt Avenue Redevelopment Project)	5.50	5/1/32	3,000,000	2,883,510
Poway Unified School District Community Facilities District Number 14, Improvement Area A Special Tax (Del Sur)	5.00	9/1/19	1,015,000	935,089
Poway Unified School District Community Facilities District Number 14, Special Tax (Del Sur)	4.90	9/1/18	1,790,000	1,655,678
Rancho California Water District Financing Authority, Revenue, Refunding (Insured; FSA)	5.50	8/1/08	1,670,000	1,691,927
Rancho Cucamonga Redevelopment Agency, Tax Allocation Revenue (Rancho Development Project) (Insured; MBIA)	5.38	9/1/25	7,485,000	7,502,739
Rancho Mirage Joint Powers Financing Authority, Revenue (Eisenhower Medical Center)	5.63	7/1/14	10,430,000 [a]	11,570,208
Riverside County Public Financing Authority, Tax Allocation Revenue (Redevelopment Projects) (Insured; XLCA)	5.25	10/1/18	1,275,000	1,296,586
Sacramento City Financing Authority, Capital Improvement Revenue (Water and Capital				

Improvement Projects) (Insured; AMBAC)	5.50	6/1/11	4,670,000 [a]	5,016,094
Sacramento City Financing Authority, Capital Improvement Revenue (Water and Capital Improvement Projects) (Insured; AMBAC)	5.50	6/1/11	5,140,000 [a]	5,520,925
Sacramento County, Laguna Creek Ranch/Elliott Ranch Community Facilities District Number 1, Improvement Area Number 1, Special Tax (Laguna Creek Ranch)	5.70	12/1/20	2,970,000	2,820,282
Sacramento County, Special Tax (Community Facilities District Number 1)	5.40	12/1/09	1,220,000	1,249,036
Sacramento County Sanitation District Financing Authority, Revenue	5.50	12/1/14	4,000,000	4,269,600
Sacramento County Water Financing Authority, Revenue (Sacramento County Water Agency Zones 40 and 41 2007 Water System Project) (Insured; FGIC)	5.00	6/1/25	10,845,000	10,582,117
Sacramento Municipal Utility District, Electric Revenue (Insured; MBIA)	6.50	9/1/13	6,930,000	7,570,679
San Bernardino County, COP (Capital Facilities Project)	6.88	8/1/24	5,000,000	6,011,900
San Diego, Water Utility Fund Net System Revenue (Insured; FGIC)	4.75	8/1/28	19,970,000	18,632,409
San Diego County, COP (Burnham Institute for Medical Research)	5.70	9/1/09	3,000,000 [a]	3,133,290
San Diego County, COP (Burnham Institute for Medical Research)	6.25	9/1/09	3,800,000 [a]	4,025,796
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/12	1,260,000	1,286,208
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/24	2,265,000	2,052,928
San Diego County, COP (Burnham Institute for Medical Research)	5.00	9/1/34	5,190,000	4,334,636
San Diego Unified School District, GO (Insured; FSA)	5.25	7/1/16	1,465,000	1,597,231
San Francisco City and County Airport Commission, San				

Francisco International Airport Second Series Revenue (Issue 32F) (Insured; FGIC)	5.00	5/1/21	1,000,000	988,820
San Francisco City and County Public Utilities Commission, San Francisco Water Revenue (Insured; FSA)	5.00	11/1/24	10,000,000	10,012,600
San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South Public Improvements)	0.00	8/1/18	445,000	231,605
San Francisco City and County Redevelopment Agency, Community Facilities District Number 6 (Mission Bay South Public Improvements)	0.00	8/1/21	500,000	208,200
San Francisco City and County, COP (San Bruno Jail Number 3) (Insured; AMBAC)	5.25	10/1/21	2,985,000	3,010,701
San Joaquin Hills Transportation Corridor Agency, Toll Road Revenue (Insured; MBIA)	0.00	1/15/32	48,295,000	10,245,301
San Jose Redevelopment Agency, Tax Allocation Revenue (Merged Area Redevelopment Project)	5.25	8/1/08	1,000,000 [a]	1,031,530
San Jose Unified School District, GO (Insured; FGIC)	5.00	8/1/24	12,580,000	12,482,128
San Mateo Redevelopment Agency, Merged Area Tax Allocation Revenue	5.10	8/1/11	1,835,000 [a]	1,951,890
San Mateo Union High School District, GO (Insured; FSA)	5.00	9/1/21	1,000,000	1,014,970
Santa Clara Unified School District, GO	5.50	7/1/16	1,870,000	1,980,854
Santa Clara Valley Transportation Authority, Measure A Sales Tax Revenue (Insured; AMBAC)	5.00	4/1/32	7,715,000	7,396,756
Sequoia Union High School District, GO (Insured; FSA)	5.00	7/1/24	2,695,000	2,698,450
Simi Valley School Financing Authority, GO Revenue (Simi Valley Unified School District GO Bond) (Insured; FSA)	5.00	8/1/27	6,500,000	6,420,180
South Placer Wastewater Authority, Wastewater Revenue (Insured; FGIC)	5.25	11/1/10	1,000,000 [a]	1,069,550
South Placer Wastewater Authority, Wastewater Revenue (Insured; FGIC)	5.50	11/1/10	1,000,000 [a]	1,075,930
Stockton, Health Facilities Revenue				

(Dameron Hospital Association)	5.70	12/1/14	1,000,000	1,011,200
Tobacco Securitization Authority of Northern California, Tobacco Settlement Asset-Backed Bonds (Sacramento County Tobacco Securitization Corporation)	5.38	6/1/38	20,000,000	17,082,600
Tobacco Securitization Authority of Southern California, Tobacco Settlement Asset-Backed Bonds (San Diego County Tobacco Asset Securitization Corporation)	4.75	6/1/25	2,430,000	2,215,723
Torrance Redevelopment Agency, Tax Allocation Revenue	5.63	9/1/28	500,000	442,825
University of California, Multi Purpose Revenue (Insured; MBIA)	5.25	9/1/08	31,475,000 [a]	32,227,882
University of California, Revenue (Limited Project) (Insured; FSA)	5.00	5/15/22	14,655,000	14,786,309
Ventura County Community College District, GO (Insured; MBIA)	5.50	8/1/23	4,250,000	4,362,625
West Covina Redevelopment Agency, Community Facilities District, Special Tax Revenue (Fashion Plaza)	6.00	9/1/17	6,000,000	6,609,840
West Covina Redevelopment Agency, Community Facilities District, Special Tax Revenue (Fashion Plaza)	6.00	9/1/22	11,325,000	12,944,362
West Kern Community College District, GO (Insured; XLCA)	0.00	11/1/20	1,000,000	487,420
Whittier Health Facility, Revenue (Presbyterian Intercommunity Hospital)	5.75	6/1/12	10,090,000 [a]	11,181,738
U.S. Related--7.2%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,000,000 [a]	1,043,990
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	3,000,000 [a]	3,131,970
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/22	2,000,000	1,923,840
Puerto Rico Electric Power Authority, Power Revenue (Insured; FSA)	5.75	7/1/10	2,000,000 [a]	2,142,140
Puerto Rico Highways and Transportation Authority, Highway Revenue (Insured; FSA)	6.25	7/1/16	3,000,000	3,442,350
Puerto Rico Highways and				

Transportation Authority, Highway Revenue (Insured; MBIA)	5.50	7/1/13	4,750,000	5,013,720
Puerto Rico Highways and Transportation Authority, Transportation Revenue	6.00	7/1/10	2,000,000 [a]	2,153,340
Puerto Rico Highways and Transportation Authority, Transportation Revenue (Insured; MBIA)	5.00	7/1/38	2,000,000 [b,c]	2,001,970
Puerto Rico Infrastructure Financing Authority, Special Obligation	5.50	10/1/32	10,000,000	10,375,200
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue	5.50	10/1/40	39,000,000	40,424,670
Puerto Rico Infrastructure Financing Authority, Special Tax Revenue (Insured; AMBAC)	5.50	7/1/28	10,200,000	10,003,446
Puerto Rico Public Buildings Authority, Government Facility Revenue	5.50	7/1/16	1,500,000	1,567,680
University of Puerto Rico, University System Revenue	5.00	6/1/23	10,000,000	9,253,600
Virgin Islands Public Finance Authority, Revenue	7.30	10/1/18	3,100,000	3,731,005
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Gross Receipts Taxes Loan Note	5.63	10/1/10	1,115,000	1,142,050
Virgin Islands Public Finance Authority, Revenue, Virgin Islands Matching Fund Loan Notes	6.00	10/1/22	2,000,000	1,953,400
Virgin Islands Water and Power Authority, Electric System Revenue (Insured; Radian)	5.13	7/1/11	1,000,000	1,013,070
Total Long-Term Municipal Investments (cost $1,374,945,289)				**1,354,958,768**

Short-Term Municipal Investments--3.5%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
California;				
California Infrastructure and Economic Development Bank, Insured Revenue (The RAND Corporation) (Insured; AMBAC and Liquidity Facility; JPMorgan Chase Bank)	6.00	3/1/08	24,760,000 [e]	24,760,000
California Infrastructure and Economic Development Bank, Revenue (Asian Art Museum Foundation of San Francisco) (Insured; MBIA and Liquidity				

Facility; JPMorgan Chase Bank)	7.05	3/1/08	7,100,000 e	7,100,000
Hemet Unified School District, COP (School Facilities Project) (Insured; AMBAC and Liquidity Facility; State Street Bank and Trust Co.)	6.25	3/7/08	4,545,000 e	4,545,000
Los Angeles Department of Water and Power, Water System Revenue (Liquidity Facility; Banco Bilboa Vizcaya)	2.89	3/1/08	1,550,000 e	1,550,000
M-S-R Public Power Agency, San Juan Project Subordinate Lien Revenue (Insured; MBIA and Liquidity Facility; Bank One)	5.90	3/1/08	1,000,000 e	1,000,000
Ontario Industrial Development Authority, IDR (L.D. Brinkman and Company - West Coast Project) (LOC; Bank of America)	3.20	3/1/08	1,400,000 e	1,400,000
San Francisco City and County Finance Corporation, LR (Moscone Center Expansion Project) (Insured; AMBAC and Liquidity Facility: JPMorgan Chase Bank and State Street Bank and Trust Co.)	5.10	3/7/08	7,545,000 e	7,545,000
Total Short-Term Municipal Investments (cost $47,900,000)				**47,900,000**
Total Investments (cost $1,422,845,289)			**102.0%**	**1,402,858,768**
Liabilities, Less Cash and Receivables			**(2.0%)**	**(26,935,581)**
Net Assets			**100.0%**	**1,375,923,187**

a   These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At February 29, 2008, these securities amounted to $68,794,201 or 5.0% of net assets.

c   Collateral for floating rate borrowings.

d   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

e   Securities payable on demand. Variable interest rate--subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company

CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance